FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of January 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
                  --------- ----------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                     ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No  X
                                      ---     ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): ___________.

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This Form 6-K consists of the following:

1. Notification of the Company, dated January 2, 2003, in connection with the appointment of Andrew Boland to the Board of Directors of the Company and the resignation of Arthur D'Angelo from the Board of Directors of the Company.

2. Notification of the Company, dated January 3, 2003, in connection with Barclays PLC's holdings of the Company.

                        CORDIANT COMMUNICATIONS GROUP PLC


Cordiant Communications Group plc (the "Company") wishes to advise, that Mr. Andrew Boland, Group Finance Director, who was appointed to the Board on 1 January 2003, has no details to be disclosed pursuant to Rules 6.4 (a) and (b) of the FSA Listing Rules.

Mr. Boland holds options over a total of 150,152 shares in the Company.

Further to the announcement on 26 November 2002, regarding Board succession, Mr. Arthur D'Angelo's effective resignation date from the Cordiant Board is 3 January 2003. Prior to his resignation Mr. D'Angelo exercised options over 298,184 shares in the Company.

                        CORDIANT COMMUNICATIONS GROUP PLC

NOTIFIABLE HOLDINGS


Cordiant Communications Group plc (the "Company") was notified on 3 January 2003 that Barclays PLC has a holding of 20,115,792 Ordinary shares, representing 4.89% of the issued share capital of the Company.



                                                                  3 January 2003

Enquiries:

Cordiant                                       Tel: +44 20 7262 4343

Nathan Runnicles

College Hill                                   Tel: +44 20 7457 2020

Alex Sandberg

Dick Millard

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                CORDIANT COMMUNICATIONS GROUP PLC
                                (Registrant)


                                    By:     /s/  Michael Bungey
                                            ------------------------------------
                                    Title:  Director and Chief Executive Officer

Date:    January 3, 2003